UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
AND UNDERTAKING

A.           Name of issuer or person filing (“Filer”):  Keegan Resources Inc.

B.	(1)	This is [check one]:

☒	an original filing for the Filer.

☐	an amended filing for the Filer.

(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant: Form type: File Number (if known): Filed by: Date Filed (if filed concurrently, so indicate):	Keegan Resources Inc. Annual Report on Form 40-F 001-33580 Keegan Resources Inc. June 29, 2012 (concurrent herewith)

D.	The Filer is incorporated or organized under the laws of British Columbia Canada and has its principal place of business at:

700 -1199 West Hastings Street
Vancouver, British Columbia
Canada V6E 3T5
Tel: (604) 683-8193

E.	The Filer designates and appoints:

NATIONAL REGISTERED AGENTS, INC.
875 Avenue of the Americas, Suite 501
New York, New York  10001
Tel: 1-800-550-6724

as the agent (the “Agent”) of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)
any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any State or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities.  The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that the service of an administrative subpoena shall be effected by service upon such Agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.
The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.
The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Form 40-F; the securities to which the Form 40-F relates; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Country of Canada this 29th day of June, 2012.

                KEEGAN RESOURCES INC.

                By:           /s/ Gregory McCunn
                Name:      Gegory McCunn
                Title:        Chief Financial Officer

This statement has been signed by the following persons in the capacities and on the date indicated.

                NATIONAL REGISTERED AGENTS, INC.

                By:           /s/ Kathleen C. Gariepy
                Name:      Kathleen C. Gariepy
                Title:        Assistant Secretary
                Date:        June 29, 2012